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Exhibit (a)(1)(C)

        Offer To Purchase For Cash
All Outstanding Shares of Series B Convertible Perpetual Preferred Stock

of

Alere Inc.

at

$402.00 Net Per Share of Series B Convertible Perpetual Preferred Stock
Pursuant to the Offer to Purchase, dated as of July 17, 2017 by

Abbott Laboratories

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON AUGUST 11, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE").

July 17, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

        We have been engaged by Abbott Laboratories, an Illinois corporation ("Abbott" or the "Purchaser"), to act as Information Agent in connection with the Purchaser's offer to purchase all of the outstanding shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Preferred Stock") of Alere Inc., a Delaware corporation ("Alere"), at a purchase price of $402.00 per share of Preferred Stock (the "Offer Price"), plus accrued but unpaid dividends to, but not including, the Tender Settlement Date (as defined in the Offer to Purchase), net to the seller in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 17, 2017 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, collectively constitute the "Offer") enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Preferred Stock registered in your name or in the name of your nominee.

        The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 13 of the Offer to Purchase.

        For your information and for forwarding to your clients for whom you hold Preferred Stock registered in your name or in the name of your nominee, we are enclosing the following documents:

  1.
  The Offer to Purchase;

  2.
  The Letter of Transmittal for your use in accepting the Offer and tendering Preferred Stock and for the information of your clients, together with the included Internal Revenue Service Form W-9;

  3.
  A form of letter which may be sent to your clients for whose accounts you hold Preferred Stock registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer; and

  4.
  A return envelope addressed to American Stock Transfer & Trust Company, LLC (the "Depositary") for your use only.

        We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on August 11, 2017, unless the Offer is extended or earlier terminated.

        Abbott and Alere are party to an Agreement and Plan of Merger, dated as of January 30, 2016, as amended on April 13, 2017 (the "Merger Agreement"), providing for, subject to the satisfaction or waiver (if permissible under applicable law) of specified conditions, the acquisition of Alere by Abbott at a price of $51.00 per share of common stock in cash (the "Merger"), with Alere surviving the Merger as a wholly-owned subsidiary of Abbott. The Merger is not conditioned upon, or otherwise subject to, the completion of the Offer. The Offer, however, is conditioned upon the consummation of the Merger on the terms set forth in the Merger Agreement.

        Abbott cannot provide any assurance that the Merger will be consummated on the terms set forth in the Merger Agreement or at all. This Offer is being conducted solely by Abbott. As of the date hereof, Alere's board of directors has expressed no opinion regarding the Offer to Purchase, the terms of the Offer or whether the Offer is advisable or unadvisable. Alere is not participating in the Offer.

        The Offer is conditioned on there being validly tendered (and not properly withdrawn) at the Expiration Date that number of shares of Preferred Stock that equals at least a majority of the shares of Preferred Stock issued and outstanding at the Expiration Date. The Offer is also subject to the satisfaction of certain other conditions described in the Offer to Purchase, including, among other conditions, the consummation of the Merger in accordance with the terms of the Merger Agreement prior to, or concurrent with, the Expiration Date. See Section 13—"Conditions of the Offer," of the Offer to Purchase. In the event the Merger has not been consummated at or prior to the Expiration Date, the Purchaser expects to extend the Offer until such time as the Merger has been consummated.

        For Preferred Stock to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Preferred Stock under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent's Message (as defined in Section 3, entitled "Procedure for Tendering Shares of Preferred Stock," of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

        Except as set forth in the Offer to Purchase, the Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than Barclays Capital Inc., in its role as Dealer-Manager, the Depositary and the Information Agent) for soliciting tenders of shares of Preferred Stock pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of shares of Preferred Stock pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

        Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

D.F. King & Co., Inc.

        Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street—22nd Floor
New York, New York 10005
Banks and Brokers Call: (212) 269-5550
All others call Toll-Free: (877) 283-0316
Email: alr@dfking.com

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  Exhibit (a)(1)(C)